Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 4, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

Why online lending is a hot financial story for 2015

By Tim Newell

Editor’s Note: Tim is SolarCity’s Vice President of Financial Products, and he leads SolarCity’s online investment platform. He was the Co-Founder and CEO of Common Assets, a financial technology company acquired by SolarCity in 2013.

Online lending, where investors earn interest by lending their money directly to individuals or companies, is catching on in a big way. And it’s making people money, giving lenders better returns and borrowers better rates.

Remember the days when you used to have to call your stockbroker to invest in a company? Unless you’re my age, you probably don’t. Seems like a quaint notion now.

Today you’re more likely to pull up an app on your phone, check the price, and … tap … you’re done – all at a fraction of the price you would have paid before the Internet began reshaping the financial services industry.

Since the first online brokerages began to take off in the early 1990’s, the Internet has dramatically changed how we buy nearly every financial product – from bank accounts to stocks and bonds to insurance – and the fees we pay for those products.

Until recently, loans were one of the few islands of resistance to the technology tsunami that has swept through the banking industry. If you wanted to borrow money, you went to a bank. That’s changing fast.

Today technology is allowing everyone to be a lender: you can finance other people’s new businesses. You can invest in student loans. You can invest in loans for farmland, or for office buildings, or movies. And yes, you can invest in the growth of solar.

Although there aren’t many lending platforms open to individual investors, existing ones are very popular. Lending Club, where investors lend money directly to borrowers, took off after its IPO in December, closing up 56 percent on its first day.

(http://www.usatoday.com/story/money/2014/12/11/ipo-stocks-markets-tech-loans-/20241925/)

Prosper, another peer-to-peer lending platform, announced in October that it had originated $2 billion in loans, after surpassing the $1 billion mark six months earlier.

(https://www.prosper.com/about/media-room/press-releases/prosper-marketplace-surpasses-$2-billion-in-personal-loans-on-its-platform/)

Small business lending is also growing particularly fast, with companies like OnDeck and Kabbage using technology to connect investors to thousands of Main Street entrepreneurs.

SolarCity’s Solar Bonds, which are issued directly to investors through SolarCity’s proprietary online platform, are the logical next step for this kind of investing. (https://solarbonds.solarcity.com/) SolarCity’s customers around the country are saving money every month on their electricity bills. Now individual investors are joining them, buying bonds to help finance the installation of solar systems, with the earnings on those bonds coming from SolarCity and the monthly solar payments from tens of thousands of customers. When you buy Solar Bonds, you’re not investing in one person or a small business. You’re investing in the largest residential solar company in America.

SolarCity is not only the first solar company to offer bonds directly to individuals on this scale. It’s one of the first companies of any kind to do so.

As Greentech Media vice president Shayle Kann noted when Solar Bonds made their debut: “The big innovation in this announcement is not solar-specific; it’s the offering of simple, attractive corporate bonds to the general public. The fact that these are ‘solar bonds,’ meaning bonds backed by SolarCity’s revenue streams, is just icing on the cake.” (http://www.greentechmedia.com/articles/read/SolarCity-Innovates-Again-With-a-Public-Offering-of-Solar-Bonds)

People who buy Solar Bonds are helping us bring solar to more customers. In return, we’re paying attractive returns that, in most cases, are better than the rates offered by savings accounts, CDs and other comparable bonds – with no fees.

This is grassroots investing on the largest possible scale, and it’s an example of how people are increasingly able to participate directly in investments that typically were only available to large institutions or to the wealthiest investors in the past.

It’s a trend we’re happy to lead.

**

Learn more at Solar Bonds. (https://solarbonds.solarcity.com/)

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.